SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8 KSB
                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                                November 19, 1998
                                (Date of Report)

                                    CBQ, Inc.
             (Exact name of registrant as specified in its charter)

                                    Colorado
                 (State or other jurisdiction of incorporation)

       33 14707 NY                                      84 1047159
(Commission File Number)                    (IRS Employer Identification Number)

4851 Keller Springs Rd., Ste. 213, Dallas, Texas  75248
(Address of principal executive offices including zip code)

                                 (972) 732 1100
               (Registrant's telephone number including area code)

    Freedom Funding, Inc., 1999 Broadway, Ste. 3235, Denver, Colorado 80202
          Former name or former address, if changed since last report)

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Item 1.  Change in Control of Registrant.

Acquisition of CyberQuest, Inc.

On November 19, 1998, Freedom Funding, Inc., a Colorado corporation (Company), entered into a reorganization agreement (Reorganization Agreement) with CyberQuest, Inc., a Colorado corporation (CyberQuest), and the shareholders of CyberQuest pursuant to which the Company acquired all of the outstanding proprietary interest of CyberQuest in a stock for stock exchange which resulted in CyberQuest becoming a wholly owned subsidiary of the Company and the shareholders of CyberQuest acquiring control of the Company through their stock ownership.

The Reorganization Agreement calls for the immediate change of the name of the Company to CBQ, Inc., and the immediate effectuation of a reverse one for four (1:4) common share split. The Company has initiated this process and anticipates that the name change and reverse split should become effective during the first or second week of December, 1998. All further references in this report are to post split share figures.

The Company, under the Reorganization Agreement, issued 18,000,000 common shares and 70,000 shares of the Class A: Redeemable, Convertible Preferred Stock of the Company to the shareholders of CyberQuest in exchange for the issued and outstanding shares of this subsidiary. Pursuant to the Reorganization Agreement the existing director and sole executive officer resigned and the Company appointed Messrs. Michael Sheriff (Chairman), James E. Malone and R.J. Pipes as directors. Mr. Sheriff was then appointed Chief Executive Officer, Mr. Malone President and Treasurer and Mr. William J. Flannery Secretary.

The Series A Preferred Stock issued under the Reorganization Agreement consists of 70,000 shares with a stated price of $10 per share, and has the following features: (a) Dividend None. (b) Conversion None. (C) Redemption Elective and cumulative as follows: (1) from and after November 19, 1998, and up to and including November 18, 1999, the Company may redeem, at any time and from time to time, all or any portion of up to 7,000 preferred shares at a price of $10 per share; (2) from and after November 19, 1999, and up to and including November 18, 2000, the Company may redeem, at any time and from time to time, all or any portion of (y) the preferred shares not redeemed under (1) and (z) up to an additional 14,000 preferred shares at a price of $11.00 per share; (3) from and after November 19, 2000, and up to and including November 18, 2001, the Company may redeem, at any time and from time to time, all or any portion of (y) those preferred shares not redeemed under (1) and (2) and (z) up to an additional 21,000 preferred shares at a price of $12.00 per share; and (4) from and after November 19, 2001, and up to and including November 18, 2002, the Company may redeem, at any time and from time to time, all or any portion of (y) those preferred shares not redeemed under (1), (2) and (3) and (z) up to an additional 28,000 preferred shares at a price of $13.00 per share. (d) Liquidation Preference None. (e) Sinking Fund None. (f) Voting Rights None. (g) Additional Provisions In the event that the Company offers and sells at any time during which any shares of Preferred Stock remain outstanding any share of common stock of the Company at a price of less than $5.00 per share on a private, non registered basis, the Company will grant to the holder(s) of any then outstanding shares of Preferred Stock a warrant allowing the acquisition of one share of common stock for each ten shares of common stock issued and sold. The warrant will be exercisable for a period of one (1) year after grant at the price for which the shares of common stock causing the imposition of this provision were issued and sold.

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Overview of CyberQuest:

Founding and Business Summary: CyberQuest began operations in January, 1996. CyberQuest's web site is at http://www.cbq.com, with principal executive offices at 4851 Keller Springs Road, Suite 213, Dallas, TX 75248. The telephone number at this address is: (972) 732 1100; the facsimile number is: (972) 732 1169; and the e mail address is: info@cbq.com.

CyberQuest is a full service Internet development company, focusing its efforts on Internet commerce in the business to consumer and business to business marketplace. CyberQuest also develops, implements and maintains business Web Sites, Intranets and Databases for client companies.

CyberQuest management has several years experience with marketing and the use of the Internet. Management first developed a straight forward method that allows small, medium and large businesses to integrate and manage Internet sites in order to complement their other selling efforts. In 1994, pioneering the Internet marketplace, management developed and launched one of the first Internet retail commerce sites, the award winning Good Stuff Cheap, which offers resellers a medium for marketing merchandise and selling excess inventory through secured transactions. This site has been featured in a number of publications, including USA TODAY Hot Site, The Dallas Morning News, the NET, Wired, WebWeek, and the Discovery Television Internet commerce sites developed by management have won a number of awards and recognition for excellence in graphics and overall media presentation.

In April, 1996, acquired and significantly enhanced the technology for bid4it under a world wide license from EDS. CyberQuest, using bid4it, has introduced a new sales paradigm the interactive on line exchange (Exchange) in a bid and ask format. Designed to serve as an efficient and entertaining sales channel for popular products over the World Wide Web (Web) the site is designed to appeal to businesses, resellers and consumers. Management believes that bid4it is a new sales channel for the Internet and that users are attracted to the site because of its win/win format and convenience. Management believes that there is a significant market for bid4it; especially for excess and unique merchandise.

Management Team: CyberQuest's leadership team is headed by Messrs. Mike Sheriff, CEO, and Jim Malone, President. The management staff also includes Tommie Farris, Commerce Business Manager.

Executive Summary:

Internet Opportunity Presented by bid4it.com: Businesses have aggressively begun to use the Internet as a fourth channel of distribution. Bid4it (www.bid4it.com), CyberQuest's newest E Commerce site, is designed to serve as an efficient, entertaining and market driven e tailing channel for popular products over the Web. The site, management believes, appeals to businesses, resellers and consumers alike, and the Company believes that this on line exchange (Exchange) represents a new sales format that it believes will be further and more widely accepted because it leverages the unique characteristics of the Internet. Bid4it brings the e market experience, along with all of its dynamics, directly into corporate offices and consumers homes and home offices. Buyers can bid for products 24 hours a day, 7 days a week in a relaxed atmosphere without the pressure of salespeople and without the inconvenience of traveling to fixed locations during limited hours. In addition, a sense of community is engendered as buyers place bids relative to perceived value and sellers compete for customers in an interactive Exchange sales format.

Bid4it has and will offer a wide variety of new merchandise, including computers, peripherals, consumer electronics, program cars, rare wines, power tools, sports and fitness equipment and jewelry. Using CyberQuest's proprietary bid4it Exchange software, the core technology for which was provided under a license with EDS, customers bid in a freely competitive market without the constraints of less flexible pricing that characterize traditional retailing or the inconvenience or other limitations of an auction. Sellers are able to issue competing, confidential asking prices and buyer's bids set the price. Using CyberQuest's proprietary CyberMarketMaker technology, the bids are sorted in order of submission by price of bid. If two bids match the ask price, the earlier bid will win based on available inventory. Likewise, if multiple asks match a bid, the first ask placed will be matched. In response to market activity, i.e. orders and bids, CyberMarketMaker will adjust the asking prices up or down accordingly. This Exchange format encourages a negotiation between bidder and seller in a market making environment.

Bidders continually maintain control of their bids, having the ability to withdraw, modify or lower a bid from the privacy of their own password protected home pages. Sellers also maintain complete control from the privacy of their password protected home pages. Sellers, who may remain anonymous, are in full control of the terms of the sale. The seller may establish minimum quantities and, in addition to the asking price, set a floor price below which no sale can occur. In addition, the vendor may remove items from the site at will or may change quantities to reflect the vendor's current inventory position. Further, sellers are free to accept any bid below the ask at their discretion. With this innovative way to purchase goods and services on the Internet, CyberQuest answers the needs of the corporate community, small businesses, resellers and consumers by providing an optimum marketplace to conduct commerce.

CyberQuest believes that by constantly changing the presentation of its Web site it will enhance customer interest and attract and maintain a large and loyal customer base. bid4it's rotating merchandise mix gives customers the opportunity to bid on desirable merchandise from a number of different product categories, mostly from well known, name brand manufacturers. This changing product/price mix and the bid4it Exchange format gives CyberQuest's potential customers the impression that they may be able to negotiate exceptional deals every time they visit the site.

Customer satisfaction is assured through agreements with vendors regarding product guarantees and return privileges. Customer service functions are integrated and interactive by using on line forms and E mail communication. The customer service staff also offers assistance toll free during office hours.

Operating under the Principal Sales Model, CyberQuest takes title to the merchandise, but carries no inventory. Its transaction fees, i.e. margins, are improved when CyberQuest acts as its own seller/distributor, accepting lower distributor discounts in exchange for vendor stocking and drop shipping.

Market Analysis:

Market Opportunity: Commerce conducted over the Web is expected to grow dramatically from $2.6 billion in 1996 to over $220 billion during 2001, according to International Data Corporation (IDC), a Boston, MA. market research firm. Demographics of the more than 30 million potential Web users in 1996, according to BancAmerica researchers, included 15 million US households, 12 million US businesses, government and educational institutions and 4 million non US users. CyberQuest believes it is positioned to effectively compete with its Exchange on the Internet. To that end CyberQuest intends to leverage its position as an Internet e tailer of brand name merchandise and to build upon its strategic relationships with vendors, which will encouraging use of the bid4it Exchange for inter vendor purchases.

Target Market: The target seller base is equipment manufacturers, major distributors, and resellers of hard goods, and in some instances, services. Each segment requires specific custom features, but generally each requires bid4it to provide efficiency over the current methods employed to buy or sell similar products.

Market Size: The current market for CyberQuest's services is the approximately 50 million businesses, industries, small office and consumer components of Internet users. Further, the growth of Web based Internet users is expected to more than double in 1998 to 71.3 million. Estimates for the year 2000 put the growing mass at over 120 million Web users. The business to business component holds the greatest potential for CyberQuest as businesses transition manufacturing and corporate purchasing to the Web. The experience of direct competitors has proven the viability of the market and the willingness of consumers to adopt the Internet as an effective, viable and alternative distribution channel.

Competition: Direct competition for CyberQuest's bid4it Exchange is expected to come from several segments. The Internet auction sites, most notably e bay
(EBAY), Onsale (ONSL) and FirstAuction, represent CyberQuest's most formidable opponents. FirstAuction is owned and operated by The Internet Shopping Network
(ISN), a large, mall type Web site which was launched in late 1994. ISN is owned by Home Shopping Network, the multi billion dollar TV broadcast retailer. FirstAuction debuted in the summer of 1997, following a format very similar to Onsale.

CyberQuest's challenge is be to differentiate its bid4it Exchange as superior to the auction format. CyberQuest must also successfully build a brand identity which positions bid4it as the preferred site for buyers of new and unique products; the type of products typically not found at auction sites. As CyberQuest's business to business activity grows, management believes that the market will support the bid4it Exchange, which may co exist with the auction type sites; each with its own market identity and niche. Because the desired keywords or categories may be pre sold, CyberQuest must identify new strategic partnership opportunities which are synergistic to the bid4it Exchange, but not likely targets for an auction site partnership. The identified partnerships would function similarly to a sub license arrangement. The difference in the two is that instead of building a customized site for the sub licensor where their buyers would, upon selecting (clicking on) a specified product or other predetermined icon bid, the partner's bidders would come to bid4it from the partner's Web site to place their bids. This arrangement would net the partner a commission, or alternatively, would net bid4it a commission depending upon the agreement of the partners. As business to business sales increase, CyberQuest's challenge is to introduce a continual stream of new trading partners to become users of the bid4it Exchange. This means that CyberQuest's competition for new business users will more likely come from those competitors who are unwilling to change their traditional purchasing methods rather than from any like or similar Internet competitor to bid4it.

The field of direct competitors is expected to continue to grow and CyberQuest intends to maximize its marketing, advertising and public relations efforts while few market leaders are clearly established. Further, management will emphasize efforts to establish relationships with leading on line content providers, commerce companies and leading manufacturers in key product categories to secure merchandise supply and build competitive barriers to entry.

CyberQuest's indirect competition comes from any Internet E Commerce site which sell similar products and from traditional channels of supply.

Business Strategy: CyberQuest's objective is to become the dominant business to business Exchange on the Internet. CyberQuest intends to leverage its position, if and when obtained, as a leading Internet e tailer of brand name merchandise to build strategic relationships with vendors who will use the Exchange ultimately to purchase from each other. The following are CyberQuest's key strategies:

Create Market Awareness and Brand Recognition: CyberQuest operates in a market in which brand franchise is critical to attracting high quality vendors and high level customer traffic. Accordingly, CyberQuest's strategy is to promote, advertise and increase its visibility through a variety of marketing and promotional techniques, including forming strategic relationships with major Internet Service Providers (ISPs), search engines and directories by advertising on leading Web sites and in targeted trade publications and by conducting an ongoing public relations campaign. In particular, CyberQuest will seek to establish relationships with leading on line content providers and commerce companies to attract traffic to its sites, secure merchandise supply and build competitive barriers to entry.

Strategic   Relationships:   CyberQuest  has  formed  the  following   strategic
relationships in order to set the foundation in the pursuit of its business strategy:

EDS. As the licensor of the core technology, EDS has a vested interest in CyberQuest's success. In addition, EDS is potentially a large customer as the original code was developed for internal EDS use.

Search Engines. CyberQuest has conducted short term tests of banner advertising on both Yahoo! and Infoseek. In 1999 CyberQuest anticipates that it will focus on increased use of banner ads on all major search engines. Additionally, where available, CyberQuest will contract for applicable key words.

Content Providers. CyberQuest anticipates that it will initiate discussions with major content providers, such as America Online (AOL), Netscape, Ziff Davis and ESPN with the intent of building site traffic levels utilizing the pattern established by other high traffic commerce sites such as Amazon.com, Onsale.com and FirstAuction.com, among others.

Vendors. All sellers on bid4it are actively encouraged to promote the site where possible, as it is in the best interest of all parties. This can take the form of links or banner ads on seller Web sites, press releases, or direct promotion in alternative advertising.

Vendors: CyberQuest's ability to attract, secure and obtain branded merchandise for its bid4it Exchange is the key to its success. CyberQuest plans to build its merchandising staff to facilitate and secure long term relationships with a variety of merchandise vendors. CyberQuest seeks to be its vendors' preferred choice for liquidating excess merchandise or selling unique and rare items. CyberQuest intends to strengthen its vendor relationships by offering more convenient service through its automated order processing and superior logistical arrangements. In addition, the Company believes its continuous Exchange process makes it a convenient sales channel for vendors to liquidate large volumes of merchandise; selling to resellers, corporations and consumers simultaneously. CyberQuest believes a broad array of merchandise can be sold effectively through its bid4it Exchange format.

CyberQuest recently expanded its lines of merchandise to include rare wines, Program Cars, and high end computer servers. Management believes the types of products which could be sold over the bid4it Exchange is limitless and the sale of services may eventually be included.

CyberQuest believes vendors are attracted by the number of buyers who are searching for perceived bargain prices and the inherent advantage of setting the price and controlling the process. Accordingly, CyberQuest intends to continue offering vendors the opportunity to sell excess, new/current or one of a kind merchandise at the best prices available in the market and to assist them in the selection of merchandise, to monitor pricing and to automate the process as fully as possible.

CyberQuest believes buyers are attracted by the wide array of opportunities to buy desired merchandise at perceived bargain prices and the excitement of competitively winning desired merchandise. Accordingly, CyberQuest intends to continue offering customers desired merchandise and to routinely rotate the selection of merchandise. CyberQuest believes that a significant opportunity exists to develop incremental revenue, including expanding its product mix with other products that are well suited for the Internet's electronic format.

Product Distribution: CyberQuest's primary responsibility through bid4it is to manage the bid and ask match transaction set. Sellers are responsible for inventory, shipment, and management of their portion of bid4it site operation. In those cases where sellers desire to relinquish bid4it operation to CyberQuest, CyberQuest will itself become a bid4it seller through strategic relationships with key manufacturers and distributors who will drop ship to customers or consign to bid4it's contracted, fulfillment warehouse. This inventory less distribution is expected to produce potentially higher margins and will serve to increase the product mix and the number of items offered for sale.

Sub Licensing Core Technology: CyberQuest will sub license its proprietary software to third parties and will operate and maintain the derivative versions for the sub licensors on a fee and royalty basis. Sub licensing will be to selected markets that complement and add to bid4it, but do not impede its intended growth or operations. CyberQuest has completed a sub license royalty agreement with a corporation known as bid4ic's, Inc. This company intends to pursue the brokered integrated circuit and component marketplace. CyberQuest may begin to receive significant royalties in 1999 and beyond as bid4ic ramps up and begins to attain market share.

Web Site Advertising: Cyberquest intends to leverage the high level of traffic on its Web site to provide an attractive reason for third party advertising on its Web site. Web Site Development: Early Internet commerce adopters have discovered that integrating front end customer service systems with back end order entry systems requires a major investment. In addition to allocating or purchasing a host computer, businesses must hire or contract programmers to design and develop the systems, link them to legacy systems, and coordinate and maintain the end to end solution. In addition, they must pay the telephone company, service provider fees, and licensing fees for server, client and database software. Knowing that many businesses do not wish to develop, host or maintain their own Internet E Commerce sites, CyberQuest believes a substantial opportunity exists for its Web site development and management services. For example, bid4it Sellers will be charged for design and graphics on a contract or time and materials basis when they wish to outsource the work due to overloaded or in some cases non existent art and graphics staffs. Other incremental revenue opportunities are expected to develop as the Internet continues to evolve.

bid4it Core Technology:

Patent Pending Proprietary Software: CyberQuest believes that one of its competitive advantages is its internally developed patent pending proprietary software that is specifically designed for its Internet Exchange. The original software, acquired from EDS under license, has been significantly enhanced by CyberQuest. EDS expended in excess of thirty man months in the development of the code and database infrastructure. CyberQuest has agreed to pay EDS a royalty on net revenues beginning at 8% and declining to 5% over a maximum period of nine years. Although ownership of the original code remains with EDS, all derivatives are the exclusive property of CyberQuest. At the present time, major segments of the code are derivative, and in time most if not all of the code will be derivative in nature.

Bid Placement: Bid4it provides a graphical user interface (GUI) for buyers to enter bid requests. The buyer enters a bid either by accepting the lowest asking price for a particular product or by specifically setting a price at which he wishes to purchase the product. The bid may be updated at any time by the person placing the bid. Except for shipping information, the buyer's identity remains confidential. The bid includes an effective and expiration date, a minimum and maximum order quantity and the unit price. All bids and orders are managed by the buyer on private, password protected home pages.

Ask Placement: Bid4it provides both an EDI (Electronic Data Interchange) for batch transactions and a GUI interface which sellers may use to enter asking prices and floor prices. The seller is responsible for maintaining the inventory levels to supports its quotations on the Exchange. An asking price includes an effective and expiration date, minimum and maximum order quantity, and the floor price. The seller may also specify lot sizes. Sellers manage the process through unique, password protected seller home pages. In addition, sellers may specify an unlimited number of sub sellers or agents, each with their own home pages.

CyberMarketMaker: Bid4it is an automated quotation system, i.e., Exchange, for products and services modeled after NASDAQ. Bid4it is the market maker for the products listed on the site. The bid4it "CyberMarketMaker" buys and sells, but to two distinct groups. Sellers never buy and buyers never sell; therefore, there is no bid4it spread between asked and bid prices. CyberQuest makes its money based on the terms negotiated between the seller and buyer.

Notification: Bid4it's default communication with bidders and sellers is by E mail and hypertext markup language (HTML) forms.

In the case of sellers, an EDI capability is offered to facilitate efficiency. When a bid and ask are matched, a message is sent to the successful bidder and a purchaser order is placed with the seller. On shipment, the bidder receives e mail notification and a copy of the receivables (credit card) invoice. Special notification options are offered to sellers for exception case processing. For example, when a bid quantity exceeds a pre defined amount and the bid price does not match the seller's asking price, the seller may receive notification, in addition to e mail, by fax, page or telephone call.

Core Competency: CyberQuest believes that its internal marketing, advertising and public relations expertise is a core competence due to the nature of the Internet and its inherent application as an advertising medium. CyberQuest has developed Web site creation methodologies which have been productized for sale to client companies on a contract or time and materials basis. This expertise has been employed in the development of Web sites for clients, including multination companies such as NEC. CyberQuest has honed its Internet e commerce abilities through the creation and management of Web sites such as Carrington Labs' (www.carringtonlabs.com) and Secure Safes (www.securesafes.com). These methodologies were applied to bid4it. In addition, management's experience with Good Stuff Cheap has provided additional real time experience in this industry.

Patent and Trademark: CyberQuest has applied for a US patent on the design, methodology and operation of bid4it, the underlying software and CyberMarketMaker, and has trademarked bid4it and CyberMarket Maker. Further CyberQuest owns the domain names:
bid4it, goodstuffcheap.com and cbq.com.

Systems and Hardware Infrastructure: bid4it operates on an Axil Ultima Model 2300 (Sun Microsystems clone), with two 300 MHz UltraSPARC 512 MB RAM, two 4 BG hard drives, a 4 GB DAT tape backup drive and CD ROM drive, running a Sun Solaris 2.5.1 UNIX operating system, Sybase SQL Server 11.0.1 for database applications, Netscape Enterprise Server 3.0 for standard and secure Web site service and site search engine, Netscape Messaging Server 3.0.1 for standard and secure e mail service, and WUsage 5 for Web site access statistics. For secure transactions using the de facto standard Secure Sockets Layer (SSL) technology, a VeriSign Global Digital Certificate allows 128 bid encryption of Web based files to be transferred to sites all over the world.

Management Team:

Michael L. Sheriff (Chairman and CEO): Mr. Sheriff has over 25 years experience in the computer and telecommunications industry. He founded and developed Good Stuff Cheap, a pioneer in Internet based retail sites. Good Stuff Cheap, according to Point Communications, an Internet survey group, was one of the top five retail sites on the Internet in 1994. Mr. Sheriff also was the former Chairman, President and CEO of Action Fax International, Inc., which operates one of the largest public fax networks in the world and was an innovator in the fax services industry. Prior to Action Fax, Mr. Sheriff was the founder and President of First National Computer Corporation, which pioneered the rental of personal computers. Under his direction, First National Computer became one of the largest PC rental firms in the US. In 1983, Mr. Sheriff co founded and was Vice President of Five Dimensions Software, Inc., which designed software systems for the rent to own television and appliance industry, installing over 900 systems. Mr. Sheriff has held senior sales, marketing and management positions with Data Design & Development, Inc., National Semiconductor, Northern Telecom, SYCOR, Inc., and SINGER.

James Malone (President): The biographical information for Mr. Malone will be provided on the next Form 10 KSB.

Tommie P. Farris (Commerce Business Manager): Ms. Farris has over 20 years experience in the computer industry. She brings to CyberQuest her knowledge of product marketing, catalog production and merchandising and business research and analysis. Her responsibilities include bid4it brand recognition, business and legal management, product merchandising management and seller/client satisfaction. Prior to CyberQuest, Ms. Farris held the position of senior marketing research analyst at EDS. Previous areas of responsibility at EDS have included Internet project management, supplier contract negotiation, management at the division level, product manager, department supervisor, product marketing and production management for the EDS/GM microcomputer catalog. Ms. Farris has experience in start up and development phase businesses, having owned a computer mail order company in the mid 1980's and having been a member of the original management team of the predecessor to Dell Computer. Ms. Farris holds a BS in Education with an emphasis in English.

Item 2. Acquisition or Disposition of Assets: See Item 1, above.

Item 3. Bankruptcy or Receivership: Not Applicable.

Item 4. Changes in Registrant's Certifying Accountant: Not Applicable.

Item. 5. Other Events: None.

Item 6.  Resignation of Registrant's Directors:  Not Applicable.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits: The required financial statements of CyberQuest will be delivered in accordance with the requirements of this form.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


CBQ, Inc.
(Registrant)

By: /s/ Michael Sheriff
   Michael Sheriff, Chief Executive Officer

Date: November 19, 1998

                                    EXHIBITS

Exhibit 1.  Agreement of Purchase (See Exhibit 10.1)

Exhibit 2.  Series A Preferred Stock Resolutions and Provisions
(See Exhibit 3.1)